Via Facsimile and U.S. Mail
Mail Stop 4720

June 11, 2009

Dr. Daniel Vasella, M.D.
Chairman and Chief Executive Officer
Novartis, Inc.
Lichtstrasse 35
4056 Basel, Switzerland

Re: Novartis, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed January 28, 2009
File No. 001-15024

Dear Dr. Vasella:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>5.C Research & Development, Patents and Licenses, page 140</u>

1.   You disclose the expiration of patents protecting a number of the top 20 products
        in your Pharmaceuticals Division, expected "at risk" launches of generic products

and ongoing competition from approved generic products, which will lead to significant decreases in your net sales. Also, you disclose substantive compound development activities in your Pharmaceuticals Division that appear to indicate likely future product launches. Please revise your disclosure to identify those compounds in development that are reasonably likely to result in future product launches and quantify the related market opportunities that you expect to exploit. In addition for each of these compounds in development, disclose the anticipated completion dates and estimated costs to complete development and the period in which resulting net cash inflows are expected to commence. To the extent that you are unable to provide this information, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 18. The Novartis Group Consolidated Financial Statements

Notes to the Novartis Group Consolidated Financial Statements

1. Accounting policies

Research & development, page F-17

2.   Please provide us with an analysis that demonstrates how your policy for capitalizing initial upfront payments and subsequent milestone payments, once the required criteria are met, complies with paragraph 57 of IAS 38. Revise your disclosure to describe "required criteria" and how the criteria are applied (i.e. on a payment-by-payment basis).

3.   Revise your disclosure to describe the factors that you consider in determining that R&D activity has produced a "saleable product."

4.   Please explain to us how your recognition of non-qualifying R&D expenses on a percentage-of-completion basis complies with IAS 38. Revise your disclosure to explain how this policy is applied.

11. Deferred tax assets and liabilities, page F-41

5.   Based on your history of profits, please revise your disclosure to clarify why you believe that it is not probable that future taxable profits will be available to utilize the losses not capitalized. In particular, ensure that your revised disclosure addresses the guidance in paragraphs 24 and 44 of IAS 12.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant